The Chuo Mitsui Trust and Banking Company, Limited
33-1,Shiba 3-chome,Minato-ku, Tokyo 105-8574,Japan
TEL: (03)5232-3331
TELEX:J26397 SWIFT Address:MTRBJPJT

March 10, 2003

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

The Chuo Mitsui Trust and Banking Company, Limited
Information Furnished Pursuant to
12g3-2(b) Under the Securities Exchange Act of 1934
File No.82-4677

Ladies and Gentlemen:

The Chuo Mitsui Trust and Banking Company, Limited, a bank organized as a joint stock company under the law of Japan (the "Bank"), pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934, as amended (the "Act"), hereby furnishes the following press release documents to the Commission:

WAIVER OF CLAIMS AGAINST THE SEIBU DEPARTMENT STORES, LTD.

All information and documents submitted herewith are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

Please acknowledge receipt of this letter by stamping the enclosed copy and returning it.

Yours very truly,

For and on behalf of
The Chuo Mitsui Trust & Banking Co., Ltd.

Nobuaki Minei
Senior Manager
Settlement Administration Department
Phone: 81-3-5232-1056
Facsimile:81-3-5232-4479

dw 3/20

February 26, 2003

To whom it may concern:

Name of listed company:	Mitsui Trust Holdings, Inc.
Head office address:	33-1, Shiba 3-chome, Minato-ku, Tokyo
Code No.:	8309

Waiver of claims against The Seibu Department Stores, Ltd.

This is to inform you that our subsidiary, Chuo Mitsui Trust and Banking Co., Ltd. has decided to grant a waiver on the following claims in response to the request of The Seibu Department Stores, Ltd. for financial support under its "revitalizing plan of The Seibu Department Stores Group", in accordance with guidelines for private rehabilitation.

1. Profile of the company

(1) Company name:	The Seibu Department Stores, Ltd.
(2) Head office address:	28-1, 1-chome Minamiikebukuro Toshima-ku, Tokyo.
(3) Name of representative:	Yukio Horiuchi
(4) Capital:	¥8,912 million
(5) Business:	Retail

2. The date of the event

: February 26, 2003

3. Amount of claims to waive

: Loan ¥12,579 million

4. Impact of the event on the performance of the Mitsui Trust Holdings, Inc.

: There is no change to our projected financial results for the term through March 2003.

[For inquiries concerning this matter]

Public Relations Group,
Planning and Coordination Department
Phone: 81-3-5232-8827

To: Office of International Corporate Finance
Division of Corporate Finance

Please acknowledge receipt of this news release by stamping your seal on the attached "COPY" and returning it to the following address:

The Chuo Mitsui Trust & Banking Co., Ltd.
Settlement Administration Department
Attn: Yusuke Hosokawa
23-1, Shiba 3-chome,
Minato-ku, Tokyo 105-8574
JAPAN
Tel: 81-3-5232-1056

When you return it, please call OCS America Inc., Washington D.C. Office (Tel:703-528-4500).

Sincerely yours,
Y. Hosokawa / Settlement Administration Department